Exhibit 99.4

Form 52-109FT1 - Certification of Annual Filings

I, Jim A. Wright, President and Chief Executive Officer of Lorus Therapeutics Inc., certify that:

1.
I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issurers' Annual and Interim Filings) of Lorus Therapeutics Inc (the issuer) for the period ending May 31,2005;

2.
Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, with respect to the period covered by the annual filings;

3.
Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

4.	The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:
a.
designed such disclosure controls and procedures, or caused them to be designed under our supervision , to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

b.
evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Dated this 19th day of August 2005.

/s/ Jim A. Wright

Signature: Jim A. Wright
Title: President and Chief Executive Officer

Form 52-109FT1 - Certification of Annual Filings During Transition Period

I, Paul Van Damme, Chief Financial Officer of Lorus Therapeutics Inc., certify that:

1.
I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issurers' Annual and Interim Filings) of Lorus Therapeutics Inc (the issuer) for the period ending May 31,2005;

2.
Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, with respect to the period covered by the annual filings;

3.
Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

4.	The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:
a.
designed such disclosure controls and procedures, or caused them to be designed under our supervision , to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

b.
evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Dated this 19th day of August 2005.

/s/ Paul Van Damme

Signature: Paul Van Damme
Title: Chief Financial Officer